Exhibit 99.40

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Energy Fuels Inc. (“Energy Fuels”) 2 Toronto Street, Suite 500 Toronto, Ontario M5C 2B6

2.	Date of Material Change:

April 16, 2012

3.	News Release:

The press release attached hereto as Schedule “A” was disseminated via Marketwire on April 16, 2012.

4.	Summary of Material Change:

Energy Fuels and Denison Mines Corp. (“Denison”) announced that they have entered into a letter agreement (“Letter Agreement”) to complete a transaction whereby Energy Fuels will acquire all of Denison’s mining assets and operations located in the United States (the “US Mining Division”) from Denison (the “Transaction”). The US Mining Division is owned by Denison Mines Holding Corp. (“DMHC”). Denison owns 70.1% of the issued and outstanding shares of DMHC and White Canyon Uranium Ltd. (“White Canyon”) owns the remaining 29.9%. Denison owns all of the outstanding shares of White Canyon. Under the Transaction, Energy Fuels will acquire: (i) all of the outstanding shares of DMHC held by Denison and all of the outstanding shares of White Canyon (collectively, the “Acquired Shares”), and (ii) an assignment of all amounts owing to Denison or any affiliate of Denison (other than DMHC, White Canyon or any direct or indirect subsidiary of DMHC) by DMHC, White Canyon or any direct or indirect subsidiary of DMHC (the “Acquired Debt”), and in consideration for the Acquired Shares and the Acquired Debt Energy Fuels will issue to Denison 425,441,494 common shares of Energy Fuels.

See the press release attached as Schedule “A.”

5.	Full Description of Material Change:

The Transaction

Energy Fuels and Denison announced that they have entered into the Letter Agreement to complete a transaction whereby Energy Fuels will acquire all of Denison’s US Mining Division from Denison. The US Mining Division is owned by DMHC. Denison owns 70.1% of the issued and outstanding shares of DMHC and White Canyon owns the remaining 29.9%. Denison owns all of the outstanding shares of White Canyon. Under the Transaction, Energy Fuels will acquire: (i) all of the Acquired Shares, and (ii) an assignment of the Acquired Debt, and in consideration for the Acquired Shares and the Acquired Debt, Energy Fuels will issue to Denison 425,441,494 common shares of Energy Fuels.

Immediately following the closing of the Transaction, Denison will complete a plan of arrangement (the “Denison Arrangement”) whereby Denison will reorganize its capital and will distribute the Energy Fuels shares received from Energy Fuels to Denison’s shareholders on a pro rata basis as a return of capital pursuant to the reorganization. Upon completion of the Transaction and the Denison Arrangement, Denison shareholders will receive approximately 1.106 common shares of Energy Fuels for each common share of Denison owned. Denison shareholders as a group will in aggregate own approximately 66.5% of the issued and outstanding common shares of Energy Fuels (based on Energy Fuels’ 214,320,151 common shares outstanding as of April 16, 2012), and there will be no inter-company debt between Denison or any of its subsidiaries on the one hand, and Energy Fuels and its subsidiaries, on the other.

The Boards of Directors of each of Energy Fuels and Denison have approved the entering into of the Letter Agreement, subject to the terms and conditions set out in the Letter Agreement and subject to negotiation and execution of a definitive agreement in respect of the Transaction (the “Arrangement Agreement”).

Upon the completion of the Transaction, two additional directors, as agreed between Denison and Energy Fuels, acting reasonably, shall be appointed to the board of directors of Energy Fuels.

Energy Fuels will seek shareholder approval of the Transaction at a special meeting and will also seek shareholder approval to implement a 10-for-1 consolidation of its common shares.

The parties have agreed to use their reasonable commercial efforts to complete the Transaction on or before June 30, 2012 or such other date as the parties shall mutually agree.

The Letter Agreement

The following is a summary of certain provisions of the Letter Agreement. The Letter Agreement was filed on SEDAR under Energy Fuels’ profile. Capitalized terms not otherwise defined in this material change report have the meanings assigned thereto in the Letter Agreement.

Arrangement Agreement

Pursuant to the Letter Agreement, Energy Fuels and Denison have agreed to enter into exclusive negotiations with a view to entering into the Arrangement Agreement. The Arrangement Agreement will include customary terms and conditions for a transaction of the nature of the Transaction, with such terms and conditions being substantially consistent with the terms of the Letter Agreement.

The execution of the Arrangement Agreement is subject to the following conditions: (a) all directors and officers of Denison who own shares of Denison, as well as Zebra Holdings and Investments S.a.r.l. and Lorito Holdings S.a.r.l. (which two entities collectively hold 9.9% of the outstanding shares of Denison), shall have entered into support agreements in respect of the Transaction and the Denison Arrangement; (b) all directors and officers of Energy Fuels who own shares of Energy Fuels, as well as Dundee Resources Ltd., Pinetree Capital Ltd. and Mega Uranium Ltd. (which three companies collectively hold 22.7% of the outstanding shares of Energy Fuels), shall have entered into support agreements in respect of the Transaction; (c) the Boards of Directors of each of Energy Fuels and Denison shall have approved the Arrangement Agreement; (d) no event shall have occurred which would indicate that it will not be possible for the conditions precedent to the Transaction to be satisfied prior to June 30, 2012; and (e) no material adverse change shall have occurred with respect to the business, operations, results of operations, prospects, assets, liabilities or financial condition of the U.S. Mining Division, or of the Energy Fuels group, in each case taken as a whole.

Dundee Resources Ltd., Pinetree Capital Ltd. and Mega Uranium Ltd. have indicated their willingness to enter into support agreements in respect of the Transaction. Zebra Holdings and Investments S.a.r.l. and Lorito Holdings S.a.r.l., which combined are one of the largest shareholders of Denison, have also indicated their willingness to enter into support agreements in respect of the Transaction.

Conditions to Completion of the Transaction

Mutual Conditions

The completion of the Transaction will be subject to the following mutual conditions precedent as contained in the Letter Agreement, in addition to any other mutual condition precedents set out in the Arrangement Agreement:

(a)

Denison and Energy Fuels shall have entered into Arrangement Agreement providing for the terms and conditions upon which the Transaction will be completed, on or before May 11, 2012 (the "Agreement Deadline Date") or such other date mutually agreed to in writing by Denison and Energy Fuels;

(b)

Korea Electric Power Corporation ("KEPCO") shall have waived its right of first opportunity provided for in Section 4.1 of the strategic relationship agreement dated as of June 15, 2009 (the "KEPCO Strategic Relationship Agreement") among Denison, KEPCO and Kepco Canada Uranium Investment Limited Partnership, or the right of first opportunity provided for therein shall have expired without KEPCO exercising such right (collectively, the "KEPCO Waiver"), and KEPCO shall have provided such other consents and acknowledgements to allow the Transaction to be completed;

(c)	either:

(i)

the rights and obligations of Denison under the uranium offtake agreement dated June 15, 2009 among Denison, KEPCO and Korea Hydro & Nuclear Power Co., Ltd. (the "KEPCO Offtake Agreement") shall have been assigned to and assumed by Energy Fuels, DMHC or a subsidiary of DMHC, and KEPCO shall have provided its consent to such assignment and released Denison from its obligations thereunder; or

(ii)

in the event that KEPCO shall not have provided its consent to the assignment contemplated in subsection (c)(i) above, Denison and Energy Fuels shall have entered into an agreement (the "Denison Offtake Agreement") pursuant to which Energy Fuels will agree to supply to Denison, and Denison will agree to purchase from Energy Fuels, sufficient U308 concentrates to satisfy Denison's obligation to deliver the minimum quantities specified in section 2.02 of the KEPCO Offtake Agreement;

(d)

the shareholders of Energy Fuels shall have approved the issuance of the EFR Share Consideration, and consented to the waiver of the application of Energy Fuels' shareholder rights plan to the Transaction, and shall have approved or consented to such other matters as Energy Fuels shall consider necessary or desirable in connection with the Transaction, acting reasonably;

(e)

the shareholders of Denison shall have approved the Denison Arrangement including the Arrangement Agreement, and shall have approved or consented to such other matters as Denison shall consider necessary or desirable in connection with the Transaction, acting reasonably;

(f)	the Denison Arrangement shall have been approved by such court orders as shall be required under the OBCA;

(g)

the receipt of approval of the Toronto Stock Exchange and the AMEX Exchange and receipt of all other governmental, court, regulatory, third person and other approvals and consents shall have been obtained; and

(h)	there shall have been no action taken under any applicable law or by any government or governmental or regulatory authority which:

(i) makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the completion of the Transaction, or

(ii)

results or could reasonably be expected to result in a judgment, order, decree or assessment of damages directly or indirectly, relating to the Transaction which is, or could be, materially adverse to Energy Fuels or Denison, respectively, on a consolidated basis.

Conditions Precedent to the Obligations of Energy Fuels

The obligation of Energy Fuels to complete the Transaction will be subject to the satisfaction of the following conditions:

(a)

Energy Fuels shall not have identified any facts which are materially inconsistent with the representations and warranties of Denison contained in the Letter Agreement or the Arrangement Agreement, or the public disclosure record of Denison as of the date of the Letter Agreement, which facts are materially adverse to the US Mining Division or the ability of Denison to complete the Transaction;

(b)

Denison shall have performed and complied in all material respects with all of its covenants and obligations under the Letter Agreement and the Arrangement Agreement required to be performed by Denison prior to the completion of the Transaction;

(c)	there shall not have been any material adverse change in the business of the US Mining Division, taken as a whole;

(d)	the consolidated net working capital of the Denison US Group as of the date of completion of the Transaction shall be not less than US$28,000,000; and

(e)

at the time of completion of the Transaction, there shall be no encumbrances on the Acquired Shares, the Acquired Debt or the assets of White Canyon, DMHC and DMHC’s subsidiaries (collectively, the "Denison US Group"), other than encumbrances which are imposed by statute or regulation or which are otherwise incurred or imposed in the ordinary course of business of the US Mining Division.

Conditions Precedent to the Obligations of Denison

The obligation of Denison to complete the Transaction will be subject to the satisfaction of the following conditions:

(a)

Denison shall not have identified any facts which are materially inconsistent with the representations and warranties of Energy Fuels contained in the Letter Agreement or the Arrangement Agreement, or the public disclosure record of Energy Fuels as of the date of the Letter Agreement, which facts are materially adverse to Energy Fuels or its ability to complete the Transaction;

(b)

Energy Fuels shall have performed and complied in all material respects with all of its covenants and obligations required to be performed by Energy Fuels under the Letter Agreement and the Arrangement Agreement prior to the completion of the Transaction;

(c)	there shall not have been any material adverse change in the business of Energy Fuels, taken as a whole; and

(d)	the consolidated working capital of Energy Fuels as of the date of completion of the Transaction, without giving effect to the Transaction, shall be not less than US$4,000,000.

Exclusivity and Non-Solicitation

Under the Letter Agreement, the parties have agreed to certain exclusivity and non-solicitation covenants as follows:

(a)

From the date of the Letter Agreement until the date of its termination pursuant to the terms thereof (the "Exclusivity Period"), Denison has agreed to negotiate exclusively with Energy Fuels with respect to the sale of the US Mining Division and to not solicit any offer or inquiries relating to the sale of the US Mining Division. Denison may participate in discussions or negotiations in respect of transactions which would not materially impede the ability of Denison to complete the Transaction, including a sale of any of the assets of Denison not owned by the Denison US Group, an acquisition of any other assets by Denison or a transaction involving an acquisition of Denison or other business combination which occurs following or subject to the completion of the Transaction.

(b)

During the Exclusivity Period, Energy Fuels has agreed to negotiate exclusively with Denison with respect to any transactions involving a significant business combination of Energy Fuels with any other business and to not solicit any offers or inquiries relating to such transactions. Energy Fuels may participate in any such discussion or negotiations in respect of transactions which would not materially impede the ability of Energy Fuels to complete the Transaction.

Each party is allowed to pursue unsolicited proposals which would be prohibited by the Letter Agreement if the board of either Denison or Energy Fuels, as applicable, determines that such transaction is financially superior to the Transaction (a "Superior Proposal").

Termination

Denison and Energy Fuels have agreed that the Letter Agreement may be terminated:

(a)

by either party if the Arrangement Agreement has not been entered into on or prior to the Agreement Deadline Date, provided that the party terminating the Letter Agreement shall have satisfied its obligation to negotiate in good faith pursuant to the Letter Agreement;

(b)

by either party if the conditions precedent to completion of the Transaction are not satisfied and are not reasonably capable of being satisfied on or prior to June 30, 2012 or such other date as the parties shall mutually agree;

(c)

by either party if such party determines, acting reasonably, that it or the other party will not be able to obtain the consents and approvals required under the Letter Agreement in form satisfactory to either party, acting reasonably;

(d)	by either party if such party receives a Superior Proposal;

(e)

by either party if such party determines that the representations and warranties of the other party set out in the Letter Agreement and, if applicable, the Arrangement Agreement, are materially incorrect; or

(f)	by either party if such party determines that the other party has not complied with its material obligations under the Letter Agreement.

Denison Termination Fee

In the event that the Letter Agreement is terminated:

(i)	as a consequence of the failure to obtain the KEPCO Waiver;

(ii)

as a consequence of the failure to obtain the approval of Denison shareholders if a third party has announced a Superior Proposal, and such proposal is still in effect at the time of the Denison shareholder meeting;

(iii)	by Denison pursuant in the event it obtains a Superior Proposal;

(iv)	by Energy Fuels if the Arrangement Agreement is not entered into primarily due to the failure of Denison to negotiate in good faith; or

(v)	by Energy Fuels because Denison is in material breach of the Letter Agreement,

then Denison shall pay a termination fee in the amount of $3,000,000 to Energy Fuels.

Energy Fuels Termination Fee

In the event that the Letter Agreement is terminated:

(i)

as a consequence of the failure to obtain the approval of Energy Fuels shareholders if a third party has announced a Superior Proposal, and such proposal is still in effect at the time of the Energy Fuels shareholder meeting;

(ii)	by Energy Fuels in the event it receives a Superior Proposal;

(iii)	by Denison pursuant if the Arrangement Agreement is not entered into primarily due to the failure of Energy Fuels to negotiate in good faith; or

(iv)	by Denison because Energy Fuels is in material breach of the Letter Agreement,

then Energy Fuels shall pay a termination fee in the amount of $3,000,000 to Denison.

Completion of the Transaction

Energy Fuels and Denison have agreed to use their reasonable commercial efforts to complete the Transaction on or before June 30, 2012 or such other date as the parties mutually agree.

Completion of the Transaction is subject to a number of conditions and contingencies, many of which are beyond the control of Denison and Energy Fuels. These conditions include the entering into of definitive agreements, receipt of third party and regulatory approvals, receipt of shareholder and court approval, and the absence of any material adverse changes. Although it is the intention of Denison and Energy Fuels to proceed as expeditiously as possible toward completion of the Transaction and the Denison Arrangement, there can be no guarantee that these transactions will be completed.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) or (3) National Instrument 51-102:

The report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

7.	Omitted Information:

No information has been omitted from this material change report on the basis that it is confidential information.

8.	Executive Officer:

The following executive officer of the Corporation is knowledgeable about the material change:

Gary R. Steele, Vice President – Corporate Marketing & Secretary (303) 974-2147

9.	Date of Report:

April 25, 2012

Schedule “A”

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR
FOR DISSEMINATION IN THE UNITED STATES

Energy Fuels Inc. and Denison Mines Corp. Announce Transaction to Create Leading U.S. Uranium Company

April 16, 2012

Toronto, Ontario – Energy Fuels Inc. (“Energy Fuels” or “EFR”) (EFR:TSX) and Denison Mines Corp. (“Denison” or "DML") (DML:TSX; DNN: AMEX) today announced that they have entered into a Letter Agreement to complete a transaction (the "Transaction") whereby EFR will acquire all of Denison’s mining assets and operations located in the United States (the “US Mining Division”) from Denison in exchange for 425,441,494 common shares of EFR (the "EFR Share Consideration"). Immediately following the closing of the Transaction, Denison will complete a Plan of Arrangement (the "Denison Arrangement") whereby Denison will complete a reorganization of its capital and will distribute the EFR Share Consideration to DML shareholders on a pro rata basis as a return of capital in the course of that reorganization. Upon completion of the Denison Arrangement, Denison shareholders will receive approximately 1.106 common shares of EFR for each common share of DML owned and will in aggregate own approximately 66.5% of the issued and outstanding common shares of EFR.

Energy Fuels and Denison believe that the Transaction and the Denison Arrangement will provide a number of substantial benefits for shareholders of both companies, including the following:

Creation of the largest 100% U.S. pure-play uranium producer and one of the largest holders of National Instrument 43-101(“NI 43-101”) compliant U.S. based uranium resources.
2012 production forecasts totaling greater than 25% of total U.S. estimated production.
Measured and Indicated Resources of 49.8 million lbs of U3O8 , plus Inferred Resources of 17.9 million lbs of U3O8 .
U.S. focus provides compelling fundamentals: domestic consumption of 55 million lbs of U3O8 per year vs. domestic production of only 4 million lbs of U3O8 per year.
Clear operational synergies and capital efficiencies to increase production.
Combination of mining and development assets which will accelerate the rate of development of EFR mines, provide higher throughput of mill feed, and extend the number of years of production at the White Mesa Mill.
EFR’s Sheep Mountain Project is an advanced-stage development asset which provides flexibility to bring an additional 1.5 million lbs per year of U.S.-produced U3O8 on-line.
Creation of a strategic platform for continued uranium consolidation within the U.S.
Substantial vanadium by-product from the White Mesa Mill and Colorado Plateau Properties, where historic uranium to vanadium ratios have averaged approximately 5:1.
Combined management expertise, with decades of combined uranium mining and processing experience.
DML shareholders to benefit from the division of two distinctly different business profiles as well as exclusive management focus on exploration and development, such as DML’s high-profile Wheeler River project in the Athabasca Basin region of northern Saskatchewan and its Mutanga project in Zambia.

Steve Antony, President and CEO of Energy Fuels commented, “This transaction is transformational for Energy Fuels and reshapes the landscape of the uranium sector within the U.S. It combines the highly strategic asset of the only operating uranium mill in the U.S., White Mesa, with a significant resource base that substantially increases White Mesa's available feedstock. The result is an unmatched production growth profile and the opportunity for both Energy Fuels and Denison shareholders to benefit from the clear operational synergies that result from this transaction. I look forward to working with Denison's U.S. team to maximize the benefits of this important combination.”

Ron Hochstein, President and CEO of Denison added, “This transaction is an important step forward for Denison. The Company has evolved on two parallel but different tracks, being both an exploration and development entity with a global footprint and an established producer in the United States. We are pleased to have the opportunity to combine our U.S. operations with such a complimentary set of assets and people. I'm excited about the opportunities that lie ahead for both Denison and Energy Fuels shareholders and believe that this transaction only serves to strengthen the operations of both companies.”

Transaction Details

Pursuant to the Letter Agreement, the parties have agreed to enter into exclusive negotiations with a view to entering into a definitive agreement in respect of the Transaction (the “Arrangement Agreement”). The execution of the Arrangement Agreement is subject to the following conditions:

(a)

Korea Electric Power Corporation (“KEPCO”) shall have waived its right of first opportunity provided for in the strategic relationship agreement dated as of June 15, 2009 among Denison, KEPCO and a subsidiary of KEPCO, or the 30-day period for exercising such right shall have expired without KEPCO exercising right;

(b)	the entering into of support agreements with all directors and officers of Denison, who own shares of Denison, and Zebra Holdings and Investments S.a.r.l. and Lorito Holdings S.a.r.l.;
(c)	the entering into of support agreements with all directors and officers of Energy Fuels, who own shares of Energy Fuels, and with the three largest shareholders of Energy Fuels;
(d)	the prior approval by the boards of directors of each of Denison and Energy Fuels;
(e)

there shall not have been any event or change that has had or would be reasonably likely to have a material adverse effect on the business, operations, results of operations, prospects, assets, liabilities or financial condition of the U.S. Mining Division and of the Energy Fuels group taken as a whole.

The three largest shareholders of Energy Fuels, Dundee Resources Ltd., Pinetree Capital Ltd. and Mega Uranium Ltd. who collectively own approximately 22.7% of Energy Fuels’ outstanding common shares, have indicated their willingness to enter into support agreements in respect of the Transaction. Zebra Holdings and Investments S.a.r.l and Lorito Holdings S.a.r.l., which combined are one of the largest shareholders of Denison, owning approximately 9.9% of Denison’s outstanding commons shares, have also indicated their willingness to enter into support agreements in respect of the Transaction.

At its shareholder meeting to approve the Transaction, Energy Fuels also expects to seek shareholder approval to implement a 10-for-1 consolidation of its common shares.

Following execution of the Arrangement Agreement, it is anticipated that completion of the Transaction will be subject to the following additional conditions:

(a)	approval of the Denison Arrangement by Denison shareholders;
(b)	approval of the issuance of the EFR Share Consideration as part of the Transaction by Energy Fuels shareholders;
(c)	court approval of the Denison Arrangement;
(d)	receipt of third party approvals and consents; and
(e)	receipt of all required regulatory approvals, including acceptance by the Toronto Stock Exchange.

The Letter Agreement contains customary deal protection mechanisms, including a reciprocal break fee of Cdn$3.0 million payable in certain circumstances, non-solicitation provisions and a right to match any superior proposal.

Completion of the Transaction is subject to a number of conditions and contingencies, many of which are beyond the control of Denison and Energy Fuels. These conditions include the entering into of definitive agreements, receipt of third party and regulatory approvals, receipt of shareholder and court approval, and the absence of any material adverse changes. Although it is the intention of Denison and Energy Fuels to proceed as expeditiously as possible toward completion of the Transaction and the Denison Arrangement, there can be no guarantee that these transactions will be completed.

Advisors and Counsel

Dundee Securities Ltd. is acting as financial advisor to Energy Fuels and its board of directors, and has provided a verbal opinion to the effect that, as of the date hereof, the consideration offered to Denison by Energy Fuels is fair, from a financial point of view, to Energy Fuels. Dundee Securities Ltd. and Dundee Resources Ltd. are wholly-owned subsidiaries of Dundee Corporation. Borden, Ladner and Gervais LLP is acting as legal advisor to Energy Fuels.

Haywood Securities Inc. is acting as financial advisor to Denison and its board of directors, and has provided an opinion to the effect that, as of the date hereof and subject to the assumptions, limitations and qualifications set out therein, the consideration to be received by shareholders of Denison is fair, from a financial point of view, to shareholders of Denison. Blake, Cassels & Graydon LLP is acting as legal advisor to Denison.

Conference Call

Energy Fuels and Denison will be hosting a conference call on Tuesday, April 17, 2012 starting at 10:30 a.m. (Toronto time) to discuss the Transaction. The call will be available live through a webcast link on Energy Fuels website (www.energyfuels.com) and Denison’s website (www.denisonmines.com), and by dialing 1-888-789-9572 (toll free) or 416-695-7806. A recorded version of the conference call will be available for playback approximately two hours following the conclusion of the call by dialing 905-694-9451 or 800-408-3053 (password: 6637859). The presentation will also be available at www.energyfuels.com and www.denisonmines.com.

Overview of EFR and Denison’s U.S. Mining Division

Energy Fuels Inc.
Energy Fuels Inc. is a uranium and vanadium mineral development company. The Company recently acquired Titan Uranium Inc., including the Sheep Mountain Project in the Crooks Gap District of Wyoming. The Company also received a Final Radioactive Materials License from the State of Colorado for the proposed Piñon Ridge Uranium and Vanadium Mill in March 2011. The mill will be the first uranium mill constructed in the United States in over 30 years.

With about 61,000 acres of highly prospective uranium and vanadium properties located in the states of Colorado, Utah, Arizona, Wyoming, and New Mexico, as well as exploration properties in Saskatchewan's Athabasca Basin totaling approximately 32,000 additional acres, the Company has a full pipeline of additional development prospects. Energy Fuels, through its wholly-owned subsidiaries, has assembled this property portfolio along with a first class management team, including highly skilled technical mining and milling professionals.

On March 1, 2012, Energy Fuels announced an updated Preliminary Feasibility Study for Sheep Mountain. The study contemplates the concurrent development of the underground and open pit deposits for a 15 year mine life. This option generates a pre-tax Internal Rate of Return (IRR) of 42% and a Net Present Value (NPV) of US$201 million, at a 7% discount rate and a $65/lb long term U3O8 price. This option has an expected initial CAPEX requirement of US$109 million and OPEX of US$32.31 per lb. recovered. The Sheep Mountain project is currently at an advanced stage of permitting. Production is expected to commence in 2015, with a peak production rate of 1.5million lbs U3O8 per year.

The Sheep Mountain Project contains an Indicated Resource of 12,895,000 tons at an average grade of 0.12% eU3O8 (30,285,000 lbs eU3O8). This figure includes Probable Reserves of 7,453,000 tons at an average grade of 0.123% eU3O8 (18,365,000 lbs eU3O8). Energy Fuels’ Colorado Plateau properties additionally contain Measured & Indicated Resources of 1,951,486 tons at an average grade of 0.24% eU3O8 and 0.89% V2O5 (9,371,821 lbs eU3O8 and 34,862,116 lbs V2O5).

The technical information in this news release regarding the Sheep Mountain Project was prepared in accordance with the Canadian regulatory requirements set out in NI 43-101 and is extracted from Preliminary Feasibility Study for Sheep Mountain dated April 13, 2012 which is filed on EFR's SEDAR profile and is available for viewing at www.sedar.com.

Stephen P. Antony, President and CEO of Energy Fuels, is Energy Fuels’ Qualified Person (as defined by National Instrument 43-101) for uranium projects and is responsible for the technical information related to EFR’s assets contained in this release.

Denison’s U.S. Mining Division
All of Denison’s U.S. assets are held directly or indirectly through its wholly-owned subsidiary Denison Mines Holdings Corp. (“DMH”). DMH holds its uranium mining and milling assets through subsidiaries, as follows:

  the White Mesa Mill, a 2,000-ton per day uranium and vanadium processing plant near Blanding, Utah through Denison White Mesa LLC;
  the Colorado Plateau mines, straddling the Colorado and Utah border, through Denison Colorado Plateau LLC;
  the Daneros uranium mine in the White Canyon district of southeastern Utah, and other exploration properties through Utah Energy Corporation;
  the Arizona Strip properties through Denison Arizona Strip LLC;
  the Henry Mountains uranium complex in southern Utah and other exploration properties through Denison Henry Mountains LLC; and
  miscellaneous properties through Denison Properties LLC.

All of the U.S. properties are operated by Denison Mines (USA) Corp., a wholly-owned subsidiary of DMH.

Denison’s White Mesa Mill in Utah is the only conventional uranium mill currently operating in the U.S. It is fully licensed and permitted to process 2,000 tons per day, producing up to 8 million lbs of uranium per year. A vanadium co-product recovery circuit allows for the processing of vanadium ore within the Colorado Plateau mines and its central location allows for hauling of uranium ore from Arizona, Utah, Colorado, and New Mexico.

The Arizona Strip has higher grade production from breccia pipes. The Arizona 1 mine is currently producing with a track-record of resource replacement. A second mine (Pinenut) is expected to open in 2012. Shaft sinking is expected to begin at the Canyon mine in the fourth quarter 2012, pending regulatory approval, and the EZ1 & EZ2 properties are progressing through permitting.

The Henry Mountains Complex in Utah consists of the Bullfrog and Tony M deposits and represents Denison’s largest resource in the U.S. (12.8 million lbs Indicated Resources, 8.1 million lbs Inferred Resources). Currently the complex is on care and maintenance. It was fully permitted in September 2007 and has excellent infrastructure, access, and is production ready. Haulage to the mill is along County and State highways.

The technical information in this news release regarding the Henry Mountains Complex was prepared in accordance with the Canadian regulatory requirements set out in NI 43-101 and is extracted from the technical reports prepared for DML titled “Technical Report on the Tony M-Southwest Deposit, Henry Mountains Complex, Utah, USA” dated March 19, 2009, and “Technical Report on the Henry Mountains Complex Uranium Project, Utah, U.S.A.” dated October 17, 2006, which are filed on Denison’s SEDAR profile and are available for viewing at www.sedar.com.

Ron Hochstein, President and CEO for Denison, is Denison’s Qualified Person (as defined by National Instrument 43-101) for uranium projects and is responsible for the technical information related to Denison’s U.S. Mining Division contained in this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to the proposed Transaction between Energy Fuels and Denison, the benefits and synergies of the Transaction, future opportunities for the combined company and any other statements regarding Energy Fuels’ and Denison’s future expectations, beliefs, goals or prospects constitute forward-looking information within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond Energy Fuels’ and Denison’s ability to control or predict. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation: the parties' ability to consummate the Transaction; the conditions to the completion of the Transaction, including the receipt of shareholder approval, court approval or the regulatory approvals required for the Transaction may not be obtained on the terms expected or on the anticipated schedule; the ability of the parties to agree to terms on the definitive agreements relating to the Transaction; the parties' ability to meet expectations regarding the timing, completion and accounting and tax treatments of the Transaction; the volatility of the international marketplace; and other risk factors as described in Energy Fuels’ and Denison’s most recent annual information forms and annual and quarterly financial reports.

Energy Fuels and Denison assume no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels’ and Denison’s respective filings with the various provincial securities commissions which are available online at www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of each of Energy Fuels and Denison relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, that speak only as of the date hereof.

CAUTIONARY NOTE REGARDING TECHNICAL DISCLOSURE

This news release and the information contained herein does not constitute an offer of securities for sale in the United Sates and securities may not be offered or sold in the United States absent registration or exemption from registration. The terms “Inferred Resources”, “Indicated Resources”, “Measured Resources”, “Mineral Resources” and “Probable Reserves” used in this news release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves (the “CIM Standards”). The CIM Standards differ significantly from standards in the United States. While the terms “Mineral Resources”, Measured Resources”, “Indicated Resources”, “Inferred Resources” and “Probable Reserves” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources or Probable Reserves will ever be converted into reserves. Readers are also cautioned not to assume that all or any part of an Inferred Resource exists, or is economically or legally mineable. Accordingly, information regarding resources and reserves contained or referenced in this news release containing descriptions of our mineral deposits may not be comparable to similar information made public by United States companies.

This news release and the information contained herein does not constitute an offer of securities for sale in the United Sates. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements.

For further information please contact

For Energy Fuels Inc.
Stephen P. Antony, President & CEO
Phone No.: (303) 974-2140
Email: s.antony@energyfuels.com

For Denison Mines Corp.
Ron Hochstein, President & CEO
Phone No.: (416) 979-1991 x232
Email: rhochstein@denisonmines.com